                                                                    Exhibit 99.1

[LOGO BROOKFIELD]
                                                                              Q2
                                                                            2002
STOCK SYMBOL: BPO NYSE/TSX

SECOND QUARTER REPORT JUNE 30, 2002


FINANCIAL HIGHLIGHTS


unaudited                                      Three months ended June 30       Six months ended June 30
-------------------------------------------------------------------------     ---------------------------
(US Millions, except per share amounts)         2002      2001       2000      2002       2001       2000
-------------------------------------------------------------------------     ---------------------------
RESULTS FROM OPERATIONS
Total revenue                                 $  536     $  567     $ 493     $1,044     $1,047     $ 888
Funds from operations and gains                   98        113        89        223        218       157
Net income                                        60         74        49        140        134        85

PER DILUTED COMMON SHARE
Funds from operations and gains               $ 0.57     $ 0.66     $0.53     $ 1.31     $ 1.27     $0.94
Funds from operations prior to lease
   termination income and gains               $ 0.57     $ 0.51     $0.42     $ 1.10     $ 0.98     $0.83
Net income                                    $ 0.33     $ 0.43     $0.28     $ 0.80     $ 0.76     $0.48
-------------------------------------------------------------------------     ---------------------------

FELLOW SHAREHOLDERS: For the three months ended June 30, 2002, funds from operations, prior to lease termination income and gains, increased to $98 million or $0.57 per share, compared with $87 million or $0.51 per share for the same period in 2001. Total funds from operations and gains for the six months ended June 30, 2002 increased to $223 million or $1.31 per diluted share, compared to $218 million or $1.27 per diluted share for the same period in 2001.

     Net income per share on a diluted basis for the six months ended June 30, 2002 was $0.80 compared with $0.76 per share for the same period in 2001.

     The second quarter results are evidence of the strength of Brookfield's strategy in delivering solid earnings performance over the long-term and throughout economic cycles.

     The Board of Directors of Brookfield declared a quarterly common share dividend of US$0.10 per share, payable September 30, 2002 to shareholders of record at the close of business on September 1, 2002. Shareholders resident in the United States will receive payment in US dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

MAJOR INITIATIVES IN THE SECOND QUARTER

     > Completed the sale of a 50% interest in Bankers Hall in Calgary. Brookfield entered into an agreement to sell a 50% interest in the 2.7 million square foot Bankers Hall complex to British Columbia Investment Management Corporation, which closed August 1, 2002. This transaction generated net proceeds of $72 million, net of non-recourse debt on the property, based on a sale price of $193 million. Bankers Hall is the premier office development in the heart of downtown Calgary, which features twin 44-story office towers atop a four-story retail podium. Bankers Hall is 96% leased to high-quality tenants including EnCana Corporation, Talisman Energy, RBC Financial and Canadian Natural Resources. Acquired in mid-2000 with over 400,000 square feet of vacancy, and with one of the two towers under construction, the property was leased at rates higher than projected, the land leases under the property were acquired, and a long-term refinancing for the property was finalized. This brings to conclusion Brookfield's plan after acquisition of Bankers Hall, which included the refinancing of both Fifth Avenue Place and Bankers Hall and the sale of 50% interests in both properties.

     > Refinanced 300 Madison Avenue development. Brookfield completed the permanent financing of 300 Madison Avenue in a transaction providing refinancing of the existing $300 million construction loan and additional funds to complete the development of the property.

     > Progressed reconstruction of the Winter Garden. Reconstruction of the World Financial Center Winter Garden, including the newly-designed eastern facade, continues on time and on budget with a public reopening in mid-September 2002. Once reopened, access and tenant amenities at the Center will be restored to what existed prior to September 11, 2001.

     > Progressed construction on CIBC World Markets Tower at 42nd Street and Madison Avenue. This project continues on time and on budget for an anticipated delivery date in August 2003. Steel has been erected up to the 17th floor of the 35-floor development with the installation of curtain wall currently also underway. CIBC has master-leased the entire property for a 30-year term as the future US headquarters for CIBC World Markets.

     > Acquired common shares of the company, bringing the total number of shares repurchased to date in 2002 to over 750,000 under the company's normal course issuer bid at an average price of $18 per share. The Board of Directors also approved the renewal of the corporation's normal course issuer bid, which expires in September of 2002.

     > Received proceeds from insurance claims. To date, $170 million has been received for property and business interruption claims relating to the events of September 11, consistent with the costs incurred to re-tenant the properties in Lower Manhattan.

     OPERATING HIGHLIGHTS

     Brookfield achieved its financial and operating objectives year to date despite a more difficult leasing environment and increased sublet space in most markets. Brookfield's long-term lease profile and minimal lease maturities over the next few years, as well as below-market embedded rents, insulated the company from most of this impact on performance in the last six months, and positions the company well in the years ahead.

     During the second quarter of 2002, Brookfield:

     > Increased commercial operating income by 6%. During the second quarter of 2002, net operating income from commercial property operations, before lease termination income and gains, increased 6% to $152 million, compared with $143 million in 2001 after removing the impact of properties sold. Internal growth from the same properties owned last year accounted for virtually 100% of the increase.

     > Leased approximately 600,000 square feet of space in the second quarter of 2002, despite a generally slower leasing environment. This increased total year to date leasing to 1.1 million square feet. Notable transactions included a recently completed lease renewal for 112,000 square feet with Duke Energy at Republic Plaza in Denver. This transaction involved a partial restacking of the building, which will facilitate the further renewal of additional tenants in the building totaling 75,000 square feet. Other transactions included AGF Management Ltd. leasing 231,000 square feet in Toronto, Folksamerica leasing 41,000 square feet at One Liberty Plaza, and a further 60,000 square feet leased to Noranda Inc. in Toronto. Subsequent to June 30, 2002, EnCana Corporation, a major Canadian integrated oil and gas company, leased 200,000 square feet at Bankers Hall, further enhancing the value of this premier asset.

     > Increased contribution from residential property operations to $26 million in the second quarter, an increase of 13% over 2001. These operations continued to benefit from the low interest rate environment, fueling consumer demand for new homes across North America. Residential property operations have achieved 100% of expected sales for 2002 at this point in time, and sales for 2003 are now being booked.

     > Continued return of New York tenants. Merrill Lynch has fully occupied Four World Financial Center with 7,000 employees. The repopulation of Two World Financial Center continues, presently at 70%, including 1,500 Merrill Lynch employees. American Express is in the process of consolidating its 4,000 employees at Three World Financial Center, which is expected to be complete by September. Deloitte & Touche, along with Dow Jones, Refco, Cargill and others, have returned to One World Financial Center. One Liberty Plaza is currently 75% reoccupied.

OUTLOOK

As we look to the balance of the year and beyond, we remain focused on owning, developing and managing premier office properties in select, supply constrained, high growth office markets. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in funds from operations per share.

/s/ Gordon E. Arnell                    /s/ Richard B. Clark
-----------------------------           -----------------------------
Gordon E. Arnell                        Richard B. Clark
Chairman                                President & CEO

July 30, 2002

2 / BROOKFIELD PROPERTIES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

----------------------------------------------------------------------------------------------------------
unaudited                                                            Jun. 30        Dec. 31        Dec. 31
(US Millions)                                           Notes           2002           2001           2000
----------------------------------------------------------------------------------------------------------
ASSETS
Commercial properties                                     3          $ 5,767        $ 5,749        $ 6,326
Development properties                                                   852            724            637
Residential housing inventory                                            677            618            559
Receivables and other                                                    764            789            893
Cash and cash equivalents                                                159            196            209
----------------------------------------------------------------------------------------------------------
                                                                     $ 8,219        $ 8,076        $ 8,624
----------------------------------------------------------------------------------------------------------
LIABILITIES
Commercial property debt                                  4          $ 4,571        $ 4,606        $ 4,702
Advances and residential construction financing                          561            559            951
Accounts payable                                                         341            269            368

SHAREHOLDERS' INTERESTS
Interests of others in properties                                        126            113            159
Preferred shares - corporate and subsidiaries                            601            585            607
Convertible debentures                                                    --             --             50
Common shares                                             5            2,019          1,944          1,787
----------------------------------------------------------------------------------------------------------
                                                                     $ 8,219        $ 8,076        $ 8,624
----------------------------------------------------------------------------------------------------------

Note: This quarterly report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                                      Q2/2002 INTERIM REPORT / 3

CONSOLIDATED STATEMENT OF INCOME


unaudited                                                       Three months ended June 30               Six months ended June 30
-------------------------------------------------------------------------------------------       ----------------------------------
(US Millions, except per share amounts)                        2002        2001        2000          2002          2001         2000
-------------------------------------------------------------------------------------------       ----------------------------------
TOTAL REVENUE                                                 $ 536       $ 567       $ 493       $ 1,044       $ 1,047        $ 888
-------------------------------------------------------------------------------------------       ----------------------------------
Net operating income
Commercial property operations
     Operating income from current properties                $  152      $  143      $  129        $  299        $  283       $  251
     Operating income from properties sold                       --          12          18             3            31           37
     Lease termination income and gains                          --          30          19            40            55           19
                                                             ------------------------------       ----------------------------------
                                                                152         185         166           342           369          307
Development and residential income                               26          23          19            43            38           31
Interest and other                                                9           9           8            21            21           22
                                                             ------------------------------       ----------------------------------
Net operating income, before undernoted                         187         217         193           406           428          360
Interest expense                                                 72          86          79           145           172          155
Administrative and development                                   12          11          12            23            23           23
Interests of others in properties                                 5           7          13            15            15           25
-------------------------------------------------------------------------------------------       ----------------------------------
FUNDS FROM OPERATIONS AND GAINS                                  98         113          89           223           218          157
-------------------------------------------------------------------------------------------       ----------------------------------
Depreciation and amortization                                    19          19          16            38            37           30
Taxes and other non-cash items                                   19          20          24            45            47           42
-------------------------------------------------------------------------------------------       ----------------------------------
NET INCOME                                                   $   60      $   74      $   49        $  140        $  134       $   85
-------------------------------------------------------------------------------------------       ----------------------------------
NET INCOME PER SHARE - BASIC AND DILUTED
Net income prior to lease termination income and gains       $ 0.33      $ 0.30      $ 0.20        $ 0.63        $ 0.54       $ 0.40
Lease termination income and gains                               --        0.13        0.08          0.17          0.22         0.08
-------------------------------------------------------------------------------------------       ----------------------------------
                                                             $ 0.33      $ 0.43      $ 0.28        $ 0.80        $ 0.76       $ 0.48
-------------------------------------------------------------------------------------------       ----------------------------------


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

unaudited                                                                       Six months ended June 30
----------------------------------------------------------------------------------------------------------
(US Millions)                                                        Note     2002        2001        2000
----------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - BEGINNING OF PERIOD                                      $ 441       $ 274       $ 170
Accounting policy change - stock-based compensation                   2         (8)         --          --
Net income                                                                     140         134          85
Shareholder distributions
    Preferred share dividends and convertible debenture interest                (9)        (12)        (18)
    Common share dividends                                                     (32)        (20)        (16)
----------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD                                            $ 532       $ 376       $ 221
----------------------------------------------------------------------------------------------------------


4 / BROOKFIELD PROPERTIES CORPORATION

CONSOLIDATED STATEMENT OF CASHFLOW


unaudited                                                          Three months ended June 30         Six months ended June 30
---------------------------------------------------------------------------------------------      ------------------------------
(US Millions)                                                      2002       2001       2000       2002         2001       2000
---------------------------------------------------------------------------------------------      ------------------------------
OPERATING ACTIVITIES
Funds from operations and gains                                   $  98      $ 113      $  89      $ 223      $   218      $ 157
Gains                                                                --        (30)        --        (40)         (54)        --
                                                                  ---------------------------      ------------------------------
Cashflow provided by operating activities                            98         83         89        183          164        157
---------------------------------------------------------------------------------------------      ------------------------------
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Commercial property debt arranged                                   320         53         78        320        1,004         78
Commercial property debt repayments                                (336)       (28)       (56)      (347)        (583)       (70)
Other advances                                                       (1)        69        175         (5)        (342)       140
Common shares of Brookfield and subsidiaries acquired                (1)       (63)       (13)       (11)         (71)       (59)
Common shares issued                                                 --         --          1         --            1          1
Cashflow retained from interests of other shareholders                4          3         16         11            7         17
Preferred share dividends and convertible debenture interest         (4)        (6)        (9)        (9)         (12)       (18)
Common share dividends                                              (16)       (20)       (16)       (32)         (20)       (16)
                                                                  ---------------------------      ------------------------------
Cashflow used in financing activities and capital distributions     (34)         8        176        (73)         (16)        73
---------------------------------------------------------------------------------------------      ------------------------------
INVESTMENT ACTIVITIES
Dispositions (acquisitions) of real estate, net                      13         35       (204)        47           92       (229)
Commercial property tenant improvements                             (24)        (4)       (14)       (29)         (26)       (37)
Development and redevelopment investments                           (65)       (15)       (10)       (87)         (35)       (20)
Capital expenditures                                                 (3)        (6)        (3)        (6)          (8)        (5)
Other investments and liabilities                                   (36)       (69)       (42)       (72)        (122)        (8)
                                                                  ---------------------------      ------------------------------
Cashflow used in investing activities                              (115)       (59)      (273)      (147)         (99)      (299)
---------------------------------------------------------------------------------------------      ------------------------------
Increase (decrease) in cash resources                               (51)        32         (8)       (37)          49        (69)
Opening cash and cash equivalents                                   210        226        156        196          209        217
---------------------------------------------------------------------------------------------      ------------------------------
CLOSING CASH AND CASH EQUIVALENTS                                 $ 159      $ 258      $ 148      $ 159      $   258      $ 148
---------------------------------------------------------------------------------------------      ------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

     The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior period results. The company accounts for stock options using the fair value based method, under which


                                                      Q2/2002 INTERIM REPORT / 5
compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings is $8 million.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 44 million square feet of space, of which 10 million square feet are commercial development assets. Brookfield has a net interest in approximately 27 million square feet of operating assets and 8 million square feet of development assets.

---------------------------------------------------------------------------------------------------------------------
                                       Leaseable       Brookfield          JUN. 30           Dec. 31          Dec. 31
Region                                      Area   Owned Interest             2002              2001             2000
---------------------------------------------------------------------------------------------------------------------
                                   (000's Sq.Ft.)  (000's Sq.Ft.)     (US Millions)    (US Millions)    (US Millions)

New York, New York                         10,113           9,230           $ 3,222          $ 3,203          $ 3,102
Toronto, Ontario                            6,883           4,430               750              737              801
Boston, Massachusetts                       2,163           1,103               330              332              648
Denver, Colorado                            3,017           2,811               355              357              368
Calgary, Alberta                            6,446           4,630               544              520              574
Minneapolis, Minnesota                      3,008           3,008               390              391              392
Other                                       2,159           2,159               176              209              441
---------------------------------------------------------------------------------------------------------------------
                                           33,789          27,371             5,767            5,749            6,326
Office development properties              10,292           8,293               446              362              220
---------------------------------------------------------------------------------------------------------------------
Total                                      44,081          35,664           $ 6,213          $ 6,111          $ 6,546
---------------------------------------------------------------------------------------------------------------------

NOTE 4. COMMERCIAL PROPERTY DEBT

Commercial property mortgages are secured by individual properties without recourse to the company. Approximately 75% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.

----------------------------------------------------------------------------------------------------------------------
                               Weighted Average
                               Interest Rate at   Remainder                                           2007 &
(US Millions)                     Jun. 30, 2002        2002       2003     2004     2005     2006     Beyond     Total
----------------------------------------------------------------------------------------------------------------------
Commercial property debt                   7.0%        $ 49      $ 554    $ 122    $ 125    $ 309    $ 3,412   $ 4,571
----------------------------------------------------------------------------------------------------------------------

NOTE 5. COMMON SHARES

The company's common equity is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                   JUN. 30       Dec. 31        Dec. 31
(US Millions)                                                                         2002          2001           2000
-----------------------------------------------------------------------------------------------------------------------
Common shares                                                                      $ 1,454       $ 1,459        $ 1,404
Retained earnings, contributed surplus and cumulative translation adjustment*          565           485            383
-----------------------------------------------------------------------------------------------------------------------
Common shares                                                                      $ 2,019       $ 1,944        $ 1,787
-----------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Common shares outstanding                                                      161,120,319   161,678,406    158,746,008
Unexercised options and warrants                                                 4,166,485     3,404,886      6,058,526
Convertible debentures - June 2008                                                      --            --      2,622,100
-----------------------------------------------------------------------------------------------------------------------
Common shares outstanding - fully diluted                                      165,286,804   165,083,292    167,426,634
-----------------------------------------------------------------------------------------------------------------------

* Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(32) million (Dec. 31, 2001 - $(27) million, Dec. 31, 2000 - $12 million) and contributed surplus of $65 million (Dec. 31, 2001 - $71 million, Dec. 31, 2000 - $97 million).

     During the first quarter of 2002, the company granted one million stock options under the management share option plan with an exercise price of $17.80, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility, and an interest rate of 5.3%.


6 / BROOKFIELD PROPERTIES CORPORATION

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the six months ended June 30:


unaudited                                    United States                     Canada                      Total
-----------------------------------------------------------------      ----------------------      -----------------------
(US Millions)                              2002     2001     2000       2002    2001     2000       2002      2001    2000
-----------------------------------------------------------------      ----------------------      -----------------------
COMMERCIAL PROPERTY OPERATIONS
Rental revenues                           $ 341    $ 352    $ 344      $ 135   $ 165    $ 132      $ 476     $ 517   $ 476
Lease termination income and gains           --       25       19         40      30       --         40        55      19
Expenses                                    117      132      127         57      71       61        174       203     188
-----------------------------------------------------------------      ----------------------      -----------------------
                                            224      245      236        118     124       71        342       369     307
-----------------------------------------------------------------      ----------------------      -----------------------
LAND AND HOUSING
Revenues                                    444      396      303         63      58       68         507      454     371
Expenses                                    412      368      279         52      48       61         464      416     340
-----------------------------------------------------------------      ----------------------      -----------------------
                                             32       28       24         11      10        7          43       38      31
-----------------------------------------------------------------      ----------------------      -----------------------
OTHER REVENUES                                6       11        7         15      10       15          21       21      22
-----------------------------------------------------------------      ----------------------      -----------------------
Net operating income, before undernoted     262      284      267        144     144       93         406      428     360
  Interest expense                          119      128      125         26      44       30         145      172     155
  Administrative and development             10       11        9         13      12       14          23       23      23
  Interests of others in properties           3        3       10         12      12       15          15       15      25
-----------------------------------------------------------------      ----------------------      -----------------------
FUNDS FROM OPERATIONS AND GAINS             130      142      123         93      76       34         223      218     157
Depreciation and amortization                24       23       20         14      14       10          38       37      30
-----------------------------------------------------------------      ----------------------      -----------------------
Income before unallocated costs             106      119      103         79      62       24         185      181     127
Taxes and other non-cash items                                                                         45       47      42
-----------------------------------------------------------------      ----------------------      -----------------------
NET INCOME                                                                                          $ 140    $ 134   $  85
-----------------------------------------------------------------      ----------------------      -----------------------
Acquisitions (dispositions) of real
  estate, net                             $  (5)   $(106)   $  96      $ (42)  $  14    $ 133       $ (47)   $ (92)  $ 229
Commercial property tenant improvements      26       14       29          3      12        8          29       26      37
Development and redevelopment investments    82       22        7          5      13       13          87       35      20
Capital expenditures                          4        5       --          2       3        5           6        8       5
-----------------------------------------------------------------      ----------------------      -----------------------


                                             United States                       Canada                    Total
-----------------------------------------------------------------      ------------------------      -------------------------
unaudited                             JUN. 30    Dec. 31  Dec. 31      JUN. 30  Dec. 31 Dec. 31      JUN. 30  Dec. 31  Dec. 31
(US Millions)                            2002       2001     2000         2002     2001    2000         2002     2001     2000
-----------------------------------------------------------------      ------------------------      -------------------------
ASSETS
Commercial properties                 $ 4,353    $ 4,339  $ 4,484      $ 1,414  $ 1,410 $ 1,842      $ 5,767  $ 5,749  $ 6,326
Development properties                    662        548      444          190      176     193          852      724      637
Residential housing inventory             570        521      540          107       97      19          677      618      559
Receivables and other                     398        370      545          366      419     348          764      789      893
Cash and cash equivalents                 148        196      192           11       --      17          159      196      209
-----------------------------------------------------------------      ------------------------      -------------------------
                                      $ 6,131    $ 5,974  $ 6,205      $ 2,088  $ 2,102 $ 2,419      $ 8,219  $ 8,076  $ 8,624
-----------------------------------------------------------------      ------------------------      -------------------------


                                                      Q2/2002 INTERIM REPORT / 7

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of US$9 billion in assets, owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops residential master-planned communities. The Brookfield portfolio spans 50 commercial properties and development sites totaling 44 million square feet, and over 120 million square feet of space under management.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.


    CIBC MELLON TRUST COMPANY

    By mail:     P.O. Box 7010, Adelaide Street Postal Station, Toronto,
                 Ontario, M5C 2W9
    By courier:  199 Bay Street, Commerce Court West, Securities Level, Toronto,
                 Ontario, M5L 1G9, Attention: Courier Window
    Tel:         (416) 643-5500 or Toll free: (800) 387-0825 (throughout North
                 America)
    Fax:         (416) 643-5501
    Website:     www.cibcmellon.com
    E-mail:      inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol:  BPO          Stock Exchanges:  New York, Toronto

FIVE YEAR COMMON SHARE DIVIDEND HISTORY

-----------------------------------------------------------------------------
(US Dollars)                    1998      1999      2000      2001       2002
-----------------------------------------------------------------------------
March 31                       $  --     $  --     $  --     $  --     $ 0.10
June 30                         0.07      0.09      0.12      0.13       0.10
September 30                      --        --        --      0.10*      0.10
December 31                     0.09      0.12      0.13      0.10
-----------------------------------------------------------------------------

* Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment. Record dates are set on the first business day of March, June, September and December.

HEAD OFFICE

BROOKFIELD PROPERTIES CORPORATION

UNITED STATES:           CANADA:                    WEBSITE:
One Liberty Plaza        BCE Place, 181 Bay Street  www.brookfieldproperties.com
165 Broadway, 6th Floor  Suite 4300, P.O. Box 770
New York, New York       Toronto, Ontario
10006                    M5J 2T3

Tel: (212) 417-7000      Tel: (416) 369-2300
Fax: (212) 417-7196      Fax: (416) 369-2301